Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces Nasdaq Ticker Symbol Change from “PLIN” to “BTOG”

Ticker symbol change effective at the market open on February 15, 2022

CHONGQING, China, Feb. 15, 2022 (GLOBE NEWSWIRE) -- China Xiangtai Food Co., Ltd. (NASDAQ: PLIN) ("China Xiangtai " or the "Company"), an emerging growth company engaged in agricultural business with a diversified expansion strategy, today announced that its ticker symbol on the Nasdaq Stock Market (“Nasdaq”) will change to “BTOG” effective at the open of market trading on Tuesday, February 15, 2022. China Xiangtai has traded under the ticker "PLIN" since the Company's initial public offering in 2019.

“The ticker symbol ‘BTOG’ contains ‘BT’, indicating the meaning of ‘bit’ or ‘blockchain’, and ‘OG’, representing ‘Origin’ or the mindset of from past origin to a shared future for humankind.” Ms. Zeshu Dai, Chief Executive Officer of the Company commented, “The management of the Company believes that the ticker symbol ‘BTOG’ is a more accurate reflection of our recently engaged business and operation in the cryptocurrency mining sector as we are looking forward to increasing our presence in the new business sector.”

No action is required from the Company’s shareholders relative to the ticker symbol change. The Company’s ordinary shares will continue to be listed on Nasdaq and the CUSIP will remain unchanged.

About China Xiangtai Food Co., Ltd.

China Xiangtai Food Co., Ltd., engages in agricultural business. The Company is actively deploying emerging technologies including crypto asset mining and blockchain technologies with diversified expansion strategy. The current operations are in the United States, Canada and China. For more information, please visit https://irplin.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com